1100 - 1199 W. Hastings St. Vancouver, B.C. V6E 3T5 Tel: 604-681-9059 Fax: 604-688-4670 www.quaterra.com

November 27, 2009
QMM: NYSE AMEX
QTA: TSX VENTURE
NR-23

QUATERRA CONVERTS NOTES AND INTEREST TO SHARES

VANCOUVER, B.C. — Quaterra Resources Inc. (the “Company”) today announced it has converted all Non-Transferrable Convertible Promissory Notes (the “Notes”) issued on November 27, 2008, December 19, 2008 and January 15, 2009 into 6,313,292 common shares (“Principal Shares”). The Company has also received acceptance by the TSX Venture Exchange and NYSE Amex to issue 232,503 common shares (“Interest Shares”) as payment for interest due on the Notes. With the issue of a total of 6,545,795 Principal and Interest Shares the Company extinguishes $4,132,086 of indebtedness.

The Principal Shares and Interest Shares will be delivered on or about November 27, 2009.

Quaterra Resources Inc. (NYSE Amex: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base metal, precious metal or uranium deposits. The Company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial exploration and evaluation.

On behalf of the Board of Directors,

“Scott Hean”
Scott Hean
CFO, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources. Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Nicole Rizgalla at ph: 1-888-456-1112, 604-681-9059 or email: corpdev@quaterra.com. The TSX-V and the NYSE Amex have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.